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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)

UGC Europe, Inc.
(Name of Subject Company (Issuer))

Europe Acquisition, Inc.
(Name of Filing Persons (Offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

90268P 10 2
(CUSIP Number of Class of Securities)

Michael T. Fries
President
Europe Acquisition, Inc.
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237
(303) 770-4001
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Garth B. Jensen, Esq.
Holme Roberts & Owen LLP
1700 Lincoln, Suite 4100
Denver, Colorado 80203
(303) 861-7000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$1,260,312,858	$101,960

(1)
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the acquisition of each outstanding share of common stock, par value $0.01 per share (the "UGC Europe Shares") of UGC Europe, Inc. not beneficially owned by UnitedGlobalCom, Inc. ("United") or its subsidiaries for 10.3 shares of Class A common stock of United, par value $0.01 per share (the "United Shares"). The value of the United Shares was calculated as the product of (i) $7.36 (the average of the high and low prices per share of the United Shares on November 6, 2003 as reported by the Nasdaq National Market) and (ii) 171,238,160 (the maximum number of United Shares expected to be issued in connection with this transaction).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11, equals $80.90 per million of the aggregate value of the United Shares offered by the bidder.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
$76,865
Form or Registration No.:	Form S-4 ($71,284) and Schedule TO ($5,581)
Filing Party:	UnitedGlobalCom, Inc. and Europe Acquisition, Inc.
Date Filed:	October 6, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.

    ☐
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☐
    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on October 6, 2003, as amended on November 5, 2003 and November 10, 2003, by Europe Acquisition, Inc. ("Purchaser"), a Delaware corporation and a wholly-owned indirect subsidiary of UnitedGlobalCom, Inc., a Delaware corporation ("United"), relating to the offer (the "Exchange Offer") to exchange each outstanding share of common stock, $0.01 par value per share (the "UGC Europe Shares"), of UGC Europe, Inc., a Delaware corporation ("UGC Europe"), not owned by United or its subsidiaries for 10.3 shares of Class A common stock, par value $0.01 per share (the "United Shares") of United, subject to certain terms and conditions.

        On November 12, 2003, United issued a press release announcing that it has amended the terms of the exchange offer to acquire each of the outstanding shares of UGC Europe's common stock not owned by the Reporting Person or its subsidiaries in exchange for 10.3 shares of the Reporting Person's Class A common stock. The amendment to the exchange offer also amends certain of the conditions of the offer and extends the expiration date of the offer from 5:00 p.m., New York time, Friday, November 14, 2003, to 5:00 p.m., New York time, on Thursday, December 18, 2003. A copy of the press release is incorporated by reference into this Amendment as Exhibit (a)(9).

        The terms and conditions of the Exchange Offer are set forth in this Amendment, in the prospectus that is part of United's registration statement on Form S-4 (the "Prospectus"), and in the related Letter of Transmittal, copies of which were filed as exhibits to the Schedule TO, as they may be supplemented and amended from time to time. United will shortly file an amendment to its registration statement containing an amended prospectus relating to the exchange offer.

        Item 1 of the Schedule TO is hereby amended and supplemented as follows:

        Item 1 of the Schedule TO is hereby deleted and replaced in its entirety with the following:

        "Item 1. Summary Term Sheet

"QUESTIONS AND ANSWERS FOR STOCKHOLDERS

        "In 'Questions and Answers For Stockholders' below and in the 'Summary' beginning on page I-1, we highlight selected information from the Prospectus but we have not included all of the information that may be important to you. We have included page references in parentheses, where applicable, to other sections of the Prospectus to direct you to a more detailed description of the topics presented in 'Questions and Answers for Stockholders' and 'Summary.' To better understand the exchange offer and the merger and for a more complete description of their legal terms, you should read carefully this entire prospectus, including Annex A and the schedules, as well as the documents we have incorporated by reference into the Prospectus. See 'Chapter V – Certain Legal Information—Where You Can Find More Information.'

"Q:
WHAT ARE WE PROPOSING? (PAGE II-6)

"A:
We are offering to exchange shares of our Class A common stock for all of the outstanding shares of UGC Europe common stock not owned by us or our subsidiaries. Upon successful completion of the exchange offer, we and our subsidiaries will collectively own 90% or more of the outstanding shares of UGC Europe common stock. We will then complete a 'short-form' merger between our wholly-owned subsidiary, Europe Merger, Inc., and UGC Europe, unless we are prevented from doing so by a court or other legal requirement. As provided in Section 253 of the Delaware General Corporation Law, a short-form merger can be effected by a 90% or more stockholder of a subsidiary company without the approval or participation of the subsidiary company's board of directors or remaining stockholders.

"Q:
WHAT WILL I RECEIVE IN THE EXCHANGE FOR MY SHARES OF UGC EUROPE COMMON STOCK? (PAGE II-6)

"A:
In the exchange offer, you will receive 10.3 shares of our Class A common stock for each share of UGC Europe common stock that you validly tender and do not properly withdraw. We will not issue certificates representing fractional shares in the exchange offer. Instead, you will receive a cash payment for that fraction of a share you would be entitled to receive in the exchange offer (after aggregating all fractional shares that you otherwise would receive).

  "Because we will own 90% or more of UGC Europe's common stock upon successful completion of the exchange offer, we will consummate the short-form merger. In the short-form merger, each share of UGC Europe common stock not tendered in the exchange offer will be converted into the right to receive the same consideration offered in the exchange offer (subject to the exercise of appraisal rights in accordance with Delaware law).

"Q:
HOW DID WE REVISE THE OFFER? (PAGE II-6)

"A:
Significant changes to the offer include the following matters. We revised the offer to increase the exchange ratio from 9.0 to 10.3. We have also eliminated the 'minimum tender condition' (which required that a majority of the outstanding shares of UGC Europe common stock not owned by us, Liberty Media Corporation, or 'Liberty,' any of our or Liberty's respective subsidiaries or any of our, Liberty's or UGC Europe's respective executive officers or directors are validly tendered and not properly withdrawn) and made the '90% condition' non-waivable. To satisfy the '90% condition,' there must be validly tendered, and not properly withdrawn on or prior to the expiration of the exchange offer, a sufficient number of shares such that, upon completion of the exchange offer, we and our subsidiaries collectively own at least 90% of the total number of outstanding shares of UGC Europe common stock on a fully diluted basis. We also modified certain conditions to our obligation to acquire shares in the offer, and extended the expiration date of the offer to December 18, 2003.

"Q:
WHAT ARE THE REVISED TERMS OF THE LIBERTY PREEMPTIVE RIGHT?

"A:
We and Liberty agreed to revised terms to its right to acquire shares upon completion of the offer. The revised agreement provides that Liberty will have the option (but not the obligation) to acquire up to a number of shares of our Class A common stock to enable it to hold 55.0% of the total number of shares outstanding following the exchange offer and merger (assuming for purposes of that calculation that Liberty had acquired approximately 8.2 million shares of our common stock pursuant to the transaction with our founding stockholders described in Schedule 2 of the Prospectus, or, if greater, a number of shares, the purchase price for which would retire Liberty's $102.7 million loan to us (but not exceeding the number of shares that would enable Liberty to hold more than 60.0% of the total number of shares outstanding, taking into account the shares to be acquired in the transaction with our founding stockholders). The purchase price of the shares will be the arithmetic average of the volume weighted average prices for UGC Europe common stock for each of the three full trading days ending on the trading day immediately prior to the publication of notice of the acceptance of shares in the exchange offer, divided by 10.3, the exchange ratio.

"Q:
WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER? (PAGE II-13)

"A:
The exchange offer is conditioned upon, among other things, satisfaction of the 90% condition. If the 90% condition is satisfied, we will have received the valid tender of a sufficient number of shares of UGC Europe common stock to satisfy the minimum tender condition if it was still in effect. Some of the other important conditions include:

  "•
  the registration statement, of which the Prospectus is a part, must have been declared effective by the SEC; and

  "•
  the absence of any event or condition, including any legal impediment to the exchange offer or the merger, that in our reasonable judgment, would make it inadvisable for us to proceed with the exchange offer.

  "It is also a non-waivable condition that the issuance of the shares of our Class A common stock in the exchange offer and the merger be approved by our stockholders as required by the Nasdaq Marketplace rules. We intend to hold a special stockholders meeting on December 17, 2003 to vote on the issuance. Stockholders holding a sufficient number of shares of our common stock to approve the issuance of the shares have indicated to us that they intend to vote in favor of the issuance, thus assuring such approval.

  "These conditions and other conditions to the exchange offer are discussed in the Prospectus under 'Chapter II – The Transaction—The Exchange Offer, Conditions of the Exchange Offer.'

"Q:
HAS THE EXCHANGE OFFER COMMENCED?

"A:
Yes. The exchange offer commenced on October 6, 2003. You may now tender shares of UGC Europe common stock in the exchange offer in accordance with the procedures outlined in the Prospectus. We cannot, however, accept for exchange any shares tendered in the exchange offer until the registration statement relating to the Prospectus has become effective under the rules of the SEC, and the conditions to the exchange offer have been satisfied or, where permissible, waived.

"Q:
WHEN DOES THE EXCHANGE OFFER EXPIRE?

"A:
If you wish to participate in the exchange offer, you must validly tender your outstanding shares of UGC Europe common stock so that the exchange agent receives them before 5:00 p.m., New York City time, on Thursday, December 18, 2003, unless we extend the exchange offer. We sometimes refer to this date and time, including any extension, as the 'expiration date.' If we extend the expiration date, we will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the exchange offer was scheduled to expire.

"Q:
WILL THERE BE A SUBSEQUENT OFFERING PERIOD? (PAGE II-6)

"A:
We may elect to provide a subsequent offering period of at least three business days, during which stockholders whose shares of UGC Europe common stock were not tendered prior to the expiration date may tender, but not withdraw, their shares of UGC Europe common stock and receive the same consideration that they otherwise would receive in the exchange offer. For a discussion of what a subsequent offering period is, please see 'Chapter II – The Transaction—The Exchange Offer, Terms of the Exchange Offer.' We are not permitted under federal securities laws to provide a subsequent offering period of more than 20 business days.

"Q:
HOW DO I PARTICIPATE IN THE EXCHANGE OFFER? (PAGE II-9)

"A:
You should carefully read this entire prospectus and the documents incorporated by reference, and consider how the exchange offer and the merger affect you. Then, if you wish to tender your shares of UGC Europe common stock, you should do the following:

"•
if you hold your shares of UGC Europe common stock in your own name, complete and sign the enclosed Letter of Transmittal and return it with your stock certificates to Mellon Investor

    Services LLC, the exchange agent for the exchange offer, at the appropriate address specified on the back cover of the Prospectus on or prior to the expiration date of the exchange offer; or

  "•
  if you hold shares of UGC Europe common stock in 'street name' through a broker, ask your broker to tender your shares before the expiration date of the exchange offer.

  "Alternatively, you may comply with the guaranteed delivery procedures described in the section entitled 'Chapter II – The Transaction—The Exchange Offer, Procedure for Tendering Shares.' Please read the Prospectus carefully for more information about procedures for tendering your shares, the timing of the exchange offer, extensions of the exchange offer period and your rights to withdraw your shares from the exchange offer prior to the expiration date of the exchange offer.

"Q:
WHEN AND HOW CAN I WITHDRAW TENDERED SHARES? (PAGE II-12)

"A:
You may withdraw any shares of UGC Europe common stock that you have tendered at any time before the time we accept the shares for exchange. You may also withdraw your shares after December 5, 2003 unless we have previously accepted them. We will not accept the shares for exchange before the expiration date of the exchange offer. For a withdrawal to become effective, our exchange agent must receive a written or facsimile transmission notice of withdrawal before the time we accept the shares for exchange. In a notice of withdrawal you must specify your name, the number of shares to be withdrawn and the name in which the certificates are registered, if different from your name. If you have delivered to our exchange agent certificates for shares to be withdrawn, you must also indicate the serial numbers shown on the particular certificates evidencing the shares to be withdrawn.

"Q:
WHAT PERCENTAGE OF OUR CLASS A COMMON STOCK WOULD UGC EUROPE STOCKHOLDERS OWN IF THE EXCHANGE OFFER AND THE MERGER WERE COMPLETED?

"A:
If we obtain all of the outstanding shares of UGC Europe common stock pursuant to the exchange offer and the merger, former stockholders of UGC Europe other than us and our subsidiaries will own:

"•
58.3% of the shares of our Class A common stock;

"•
28.3% of the shares of all classes of our common stock on a combined basis; and

"•
5.0% of the total voting power of all classes of our common stock on a combined basis.

  "These percentages are based upon the number of shares of our Class A common stock and UGC Europe common stock outstanding on October 31, 2003, assuming that Liberty will exercise its preemptive right to acquire additional shares of our common stock so that the total number of shares of our common stock that it owns will equal 55.0% of all classes of our common stock on a combined basis assuming that it also acquires the shares it has agreed to purchase from our founding stockholders, and not taking into account our stock options, warrants or convertible securities. UGC Europe has no outstanding stock options, warrants or convertible securities.

"Q:
IF I DECIDE NOT TO TENDER, HOW WILL THIS AFFECT THE EXCHANGE OFFER AND MY SHARES OF UGC EUROPE COMMON STOCK?

"A:
We will not acquire any shares of UGC Europe common stock in the exchange offer unless a sufficient number of the outstanding shares of UGC Europe common stock are validly tendered and not properly withdrawn such that, upon completion of the exchange offer, we and our subsidiaries collectively own at least 90% of the total number of outstanding shares of UGC Europe common stock on a fully diluted basis. Your election not to tender your shares of UGC

  Europe common stock will reduce the likelihood that we will receive tenders of a sufficient number of shares to be able to complete the exchange offer.

  "If we successfully complete the exchange offer, we will effect a short-form merger under the Delaware General Corporation Law with UGC Europe unless we are prevented from doing so by a court or other legal requirement. In the short-form merger, each share of UGC Europe common stock not tendered by you in the exchange offer would be converted into the right to receive the same consideration offered in the exchange offer, unless you properly exercise your appraisal rights under Delaware law. In this case, if you had not tendered your shares of UGC Europe common stock, you would, depending on your actions, be entitled either to the same consideration that you are otherwise entitled to receive in the exchange offer or the consideration to which you are determined to be entitled after exercising your appraisal rights under Delaware law.

"Q:
HAVE THE EXCHANGE OFFER AND MERGER BEEN APPROVED OR RECOMMENDED BY THE UGC EUROPE BOARD OF DIRECTORS? (PAGE II-6)

"A:
Seven of ten members of UGC Europe's board of directors are also our directors or officers, and one other member of UGC Europe's board is also an officer of a subsidiary, of UGC Europe. UGC Europe's board of directors established a special committee of independent directors to make a recommendation for acceptance or rejection of the exchange offer as required by SEC rules.

  "On October 20, 2003 UGC Europe filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 in which it stated the special committee's recommendation that the UGC Europe stockholders reject the original terms of the exchange offer as proposed by us on October 6, 2003.

  "On November 12, 2003, we announced amended terms of the exchange offer to, among other things, increase the exchange ratio of the number of shares of our Class A common stock offered for each share of UGC Europe common stock and to make the 90% condition non-waivable.

"Q:
ARE UNITED'S BUSINESSES, PROSPECTS AND FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER MY SHARES IN THE EXCHANGE OFFER? (PAGE III-1)

"A:
Yes. Shares of UGC Europe common stock accepted for exchange in the exchange offer will be exchanged for shares of our Class A common stock. Therefore, you should consider our business and financial condition before you decide to tender your shares of UGC Europe common stock in the exchange offer. In considering our business and financial condition, you should also review the documents incorporated by reference in the Prospectus because they contain detailed business, financial and other information about us.

"Q:
ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO ACCEPT THE EXCHANGE OFFER? (PAGE I-11 AND PAGE II-21)

"A:
Yes. In evaluating the exchange offer, you should carefully consider the factors discussed in the section titled 'Chapter I – Overview—Risk Factors.' You should also carefully consider the factors discussed elsewhere in the Prospectus including in the section titled 'Chapter II – The Transaction—Certain Considerations Relating to the Exchange Offer and the Merger.' These factors include the effects on UGC Europe if the exchange offer and the merger are consummated and alternatives we may consider if the exchange offer is not completed.

"Q:
WHY IS UNITED MAKING THIS OFFER? (PAGE II-2)

"A:
If we complete the exchange offer and merger, we and UGC Europe will be able to create a simpler, unified capital structure in which equity investors would participate in our equity at a single level. We also believe that unifying public shareholdings at a single level could lead to greater liquidity for investors, due to the larger combined public float.

  "We believe that a unified capital structure will facilitate the investment and transfer of funds between us and UGC Europe and its subsidiaries, thereby facilitating more efficient uses of our consolidated financial resources. We believe this factor could be particularly important if, in the rationalization of our global businesses, we or UGC Europe sell assets for cash. So long as UGC Europe is not wholly-owned by us, the transfer of funds by us to UGC Europe is subject to potential conflicts of interest.

  "We also believe that the elimination of public stockholders at the UGC Europe level will create opportunities for organizational efficiencies through, among other things, the combination of UGC Europe's and our separate corporate functions into a better integrated, unitary corporate organization.

"Q:
IS THE EXCHANGE OFFER BEING MADE BY UNITED OR EUROPE ACQUISITION? (PAGE II-19)

"A:
The exchange offer is being made by our wholly-owned subsidiary, Europe Acquisition, Inc. Although Europe Acquisition is making the exchange offer, when we discuss the exchange offer and merger, we generally use the terms 'we,' 'us' and 'our' to collectively refer to UnitedGlobalCom, Inc., or 'United,' and its subsidiaries, including Europe Acquisition.

"Q:
WHAT ARE UNITED'S PLANS WITH RESPECT TO UGC EUROPE AND UPC EMPLOYEES?

"A:
We believe that the key employees of UGC Europe and its subsidiaries, most of whom are long-time employees of UGC Europe's predecessor, United Pan-Europe Communications N.V., or 'UPC,' are important to the continued success of UGC Europe. We intend to work with the management of UGC Europe to preserve relationships with employees and minimize disruption of the current management team.

"Q:
WILL I HAVE TO PAY ANY BROKERAGE FEES OR COMMISSIONS? (PAGE II-12)

"A:
If you are the record owner of your shares of UGC Europe common stock and you tender your shares in the exchange offer directly to the exchange agent for the exchange offer, you will not incur any brokerage fees or commissions. If you own your shares of UGC Europe capital stock through a broker or other nominee who tenders the shares on your behalf, your broker or other nominee may charge you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply.

"Q:
WILL I BE SUBJECT TO U.S. FEDERAL INCOME TAX ON THE EXCHANGE OF MY SHARES OF UGC EUROPE COMMON STOCK FOR SHARES OF UNITED CLASS A COMMON STOCK IN THE EXCHANGE OFFER OR THE MERGER? (PAGE II-23)

"A:
We expect that the exchange offer and the merger will each be a taxable transaction for U.S. federal income tax purposes. However, the specific U.S. federal income tax consequences associated with your exchange of UGC Europe common stock for shares of our Class A common stock in the exchange offer or the merger will depend upon your particular circumstances. We urge you to consult your own tax advisor to determine your particular tax consequences, including state, local, foreign or other tax consequences, if you were to participate in either the exchange offer or the merger. For a summary of the U.S. federal income tax consequences that are expected to be material to typical holders of UGC Europe common stock that participate in the exchange offer or the merger, see 'Chapter II – The Transaction—Certain Considerations Relating to the Exchange Offer and the Merger, Material United States Federal Income Tax Consequences.'

"Q:
WHERE CAN YOU FIND MORE INFORMATION ABOUT UNITED AND UGC EUROPE? (PAGE III-1 AND PAGE V-10)

"A:
You can find more information about us and UGC Europe in the section entitled "Chapter III – Information About Us and UGC Europe.' You can also find more information about us and UGC Europe in documents we and UGC Europe have filed with the SEC. See 'Chapter V – Certain Legal Information—Where You Can Find More Information.'

"Q:
IF I HAVE ALREADY TENDERED MY UGC EUROPE SHARES, DO I NEED TO DO ANYTHING TO TENDER INTO THE REVISED OFFER?

"A:
No. UGC Europe shares validly tendered in connection with our offer commenced on October 6, 2003 and not properly withdrawn will automatically be considered tendered into this revised offer.

"Q:
WHOM SHOULD I CONTACT IF I HAVE MORE QUESTIONS ABOUT THE TRANSACTION?

"A:
You may contact Mellon Investor Services LLC, our information agent for the exchange offer or Credit Suisse First Boston LLC, the dealer manager for the exchange offer, using the following contact information:

Mellon Investor Services LLC 85 Challenger Road Ridgefield Park, NJ 07660 Tel: 1-888-566-9475	Credit Suisse First Boston LLC Eleven Madison Avenue New York, NY 10010-3629 Tel: (800) 881-8320"

        Items 2(b), 4(a)(1)(i), 4(a)(1)(viii) and 11(a)(2)-(3) of the Schedule TO are hereby amended and supplemented as follows:

        The first two paragraphs of "Conditions of the Exchange Offer" under the caption "Chapter II – The Transaction—The Exchange Offer" incorporated into the Schedule TO from page II-11 of the Prospectus are hereby deleted and replaced in their entirety by the following:

        "The exchange offer is subject to a number of conditions, which we describe below. Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange or exchange any shares of UGC Europe common stock, may postpone the acceptance for exchange and, subject to the Exchange Act and the applicable rules and regulations of the SEC, the exchange of, tendered shares of UGC Europe common stock, and may, in our sole discretion, terminate the exchange offer as to any shares of UGC Europe common stock not then exchanged, if any of these conditions are not satisfied or, where permissible, waived before or as of the expiration date. If any of these conditions is not satisfied or, where permissible, waived before or as of the scheduled expiration of the exchange offer, we may choose to extend the expiration date or terminate the exchange offer.

        "90% Condition.    The '90% condition' must be satisfied, meaning that a sufficient number of shares of UGC Europe common stock shall have been validly tendered and not properly withdrawn on or prior to the expiration date, such that following the acceptance of such shares of UGC Europe common stock for exchange, we and our subsidiaries will collectively own at least 90% of the issued and outstanding shares of UGC Europe common stock, determined on a fully diluted basis. We may not waive this condition."

        The paragraph titled "Stockholder Approval Condition" incorporated into the Schedule TO from page II-12 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Stockholder Approval Condition.    Our stockholders must have approved the issuance of our Class A common stock in the exchange offer as required by the Nasdaq Marketplace rules. We will hold a special stockholder meeting on December 17, 2003 to vote on the issuance of our Class A common stock. In connection with this special meeting, we must deliver a proxy statement to our stockholders. We expect to send it soon. If the meeting is delayed beyond the expiration date of the exchange offer, we would need to extend the offer or allow it to terminate. Stockholders holding a sufficient number of shares of our common stock to approve the issuance of such shares have indicated to us that they intend to vote in favor of the issuance. We refer to this condition as the 'stockholder approval condition.' We may not waive this condition."

        The paragraph titled "Regulatory Consents Condition" incorporated into the Schedule TO from page II-12 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Regulatory Consents Condition.    We, UGC Europe and Liberty shall have obtained all governmental and regulatory consents and authorizations that are required in connection with the consummation of the exchange offer and the merger, in each case without the imposition of any conditions which we determine, in our reasonable judgment, would make it inadvisable for us to proceed with the exchange offer or accept for exchange or exchange shares of UGC Europe common stock. At this time, we are unaware of any material regulatory consents or authorizations we will need to obtain in connection with the exchange offer or the merger."

        The section titled "Additional Conditions" incorporated into the Schedule TO from pages II-12 to II-15 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Additional Conditions.    In addition, we will not be required to accept shares of UGC Europe common stock or exchange shares of UGC Europe common stock, may postpone the acceptance for exchange or, subject to the Exchange Act and the applicable rules of the SEC, exchange of any tendered shares of UGC Europe common stock, and may, in our sole discretion, terminate the exchange offer, if any of the following occurs and is continuing and in our reasonable judgment, regardless of the circumstances, it would be inadvisable for us to proceed with the exchange offer or to accept for exchange or exchange shares of UGC Europe common stock:

  "•
  there shall be threatened, instituted or pending any action, proceeding or application before any court, government or governmental authority or other regulatory or administrative agency or commission, domestic or foreign (other than the UGC Europe stockholder litigation described under the heading '—Background, Stockholder Litigation') which, (i) challenges the acquisition by us (and in each case, our subsidiaries) of the shares of UGC Europe common stock, seeks to restrain, delay or prohibit the consummation of the exchange offer or the merger or the transactions contemplated by the exchange offer or the merger, or challenges the validity or legality of the exchange offer or merger or the transactions contemplated by the exchange offer or merger, or seeks to obtain any material damages related to, or otherwise directly or indirectly relates to the transactions contemplated by, the exchange offer or the merger, (ii) seeks to prohibit or impose material limitations on our acquisition, ownership or operation of all or any material portion of our or UGC Europe's businesses or assets (including the businesses or assets of our and UGC Europe's respective subsidiaries) or of the shares of UGC Europe common stock (including, without limitation, the right to vote the shares of UGC Europe common stock acquired in the exchange offer or the merger, on an equal basis with all other shares of UGC Europe common stock, on all matters presented to the stockholders of UGC Europe), or seeks to compel us to dispose of or hold separate all or any portion of our or UGC Europe's businesses or assets (including the businesses or assets of our or UGC Europe's respective subsidiaries) as a result of the transactions contemplated by the exchange offer or the merger, (iii) in our reasonable judgment, might adversely affect UGC Europe or us, or any of our or UGC Europe's respective subsidiaries in any material respect, or result in a material diminution in the value of the shares of the UGC Europe common stock or the benefits expected to be derived by us as a result of the transactions contemplated by the exchange offer or the merger, which is referred to as a 'diminution in value,' or (iv) seeks to impose any condition to the exchange offer or the merger unacceptable to us in our reasonable judgment; or

  •
  there shall have occurred any development in the UGC Europe stockholder litigation, described under '—Background, Stockholder Litigation,' that is adverse to the defendants in that litigation; or we are not satisfied in our reasonable judgment with the status of that litigation against us which is pending in the Delaware Chancery Court, including any appeals; or

  "•
  any statute, including without limitation any state or federal anti-takeover statute, rule, regulation, order or injunction, shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable or which becomes applicable or is asserted to be applicable to the exchange offer or the merger or the transactions contemplated by the exchange offer or the merger that, in our reasonable judgment, might, directly or indirectly, result in any of the consequences referred to in clauses (i) through (iv) of the immediately preceding paragraph; or

  "•
  any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened that, in our reasonable judgment, has or might have a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders' equity, financial condition, operations, results of operations or prospects of UGC Europe or any of its subsidiaries, or we shall have become aware of any fact that, in our reasonable judgment, has or might have such a material adverse effect or results or might result in a diminution in value; or

  "•
  there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any country in which UGC Europe or its subsidiaries conduct their businesses, (iii) the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any country in which UGC Europe or its subsidiaries conduct their businesses, including, without limitation, acts of domestic or international terrorism constituting such a national or international calamity, not existing on November 12, 2003, (iv) any limitation (whether or not mandatory) by any governmental authority in the United States or any country in which we or UGC Europe or our or UGC Europe's respective subsidiaries conducts business on, or any other event which, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States or any country in which we or UGC Europe or our or UGC Europe's respective subsidiaries conducts business, (v) a suspension of or limitation (whether or not mandatory) on the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or any country in which UGC Europe or its subsidiaries conduct their businesses or (vi) in the case of any of the foregoing existing on November 12, 2003, including, without limitation, the current activities in the Republic of Iraq, the Transitional Islamic State of Afghanistan or the Republic of Liberia, a material acceleration or worsening thereof; or

  "•
  UGC Europe or any subsidiary of UGC Europe shall have, without the approval of a majority of those members of its board of directors who are also our officers or directors and without the direction of any members of UGC Europe management who are also our officers or directors, (i) issued, distributed, pledged, sold or authorized, or proposed the issuance of or sale, distribution or pledge to any person of (A) any shares of its capital stock of any class (including, without limitation, the shares of UGC Europe common stock) or securities convertible into or exchangeable for any such shares of capital stock, or any rights, warrants or options to acquire any such shares or convertible securities or any other securities of UGC Europe, (B) any other securities in respect of, in lieu of or in substitution for shares of UGC Europe common stock outstanding on October 6, 2003, or (C) any debt securities or any securities convertible into or exchangeable for debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, (ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any outstanding shares of UGC Europe common stock or other securities, (iii) proposed, recommended, authorized, declared, issued or paid any dividend or distribution on any shares of UGC Europe common stock or any other security, whether payable in cash, securities or other property, (iv) altered or proposed to alter any material term of any outstanding security, (v) incurred, agreed to incur or announced its intention to incur any debt other than in the ordinary course of business and consistent with past practice, (vi) authorized, recommended, proposed or publicly announced its intent to enter into any merger, consolidation, liquidation, dissolution, business combination, acquisition or disposition of assets or securities other than in the ordinary course of business, any material change in its capitalization or business operations, or any release or relinquishment of any material contractual or other rights or any comparable event, or (vii) entered into any other agreement or otherwise effected any other arrangement with any other party or with its officers or other employees of UGC Europe or any subsidiary of UGC Europe that might, individually or in the aggregate, have a material adverse effect on us, UGC Europe or our or their respective affiliates, or result in a diminution in value; or

  "•
  UGC Europe or any of its subsidiaries shall have, without the approval of a majority of those members of its board of directors who are also our officers or directors, amended or proposed or authorized any amendment to its certificate of incorporation or bylaws or similar organizational documents or we shall have learned that UGC Europe or any of its subsidiaries shall have proposed, adopted or recommended any such amendment which has not previously been publicly disclosed by UGC Europe and also set forth in filings with the SEC; or

  "•
  a tender or exchange offer for some portion or all of the shares of UGC Europe common stock shall have been commenced or publicly proposed to be made by another person (including UGC Europe or its subsidiaries), or it shall have been publicly disclosed or we shall have learned that (i) any person (including UGC Europe or its subsidiaries), entity or 'group' (as defined in Section 13(D)(3) of the Exchange Act) shall have acquired or proposed to acquire more than 5% of the shares of UGC Europe common stock, or shall have been granted any option or right, conditional or otherwise, to acquire more than 5% of the shares of UGC Europe common stock, other than acquisitions for bona fide arbitrage purposes and other than acquisitions by persons or groups who have publicly disclosed in a Schedule 13D or 13G (or amendments thereto on file with the Securities and Exchange Commission) such ownership on or prior to November 12, 2003, (ii) any such person, entity or group who has publicly disclosed any such ownership of more than 5% percent of the shares of UGC Europe common stock prior to such date shall have acquired or proposed to acquire additional shares of UGC Europe common stock constituting more than 1% of the shares of UGC Europe common stock, or shall have been granted any option or right to acquire more than 1% of the shares of UGC Europe common stock, (iii) any new group was, or is, formed which beneficially owns more than 5% of the outstanding shares of UGC Europe common stock, (iv) any person, entity or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender offer or exchange offer for some portion or all of the shares of UGC Europe common stock or a merger, consolidation or other business combination or sale of assets (other than in the ordinary course of business) with or involving UGC Europe or any of its subsidiaries, or (v) any person shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of

    1976, as amended, or made a public announcement reflecting an intent to acquire UGC Europe or material assets or securities of UGC Europe; or

  "•
  we and UGC Europe have reached an agreement or understanding that the exchange offer be terminated or amended or we (or one of our affiliates) shall have entered into a definitive agreement or an agreement in principle to acquire UGC Europe by merger or similar business combination, or purchase shares of UGC Europe common stock or assets of UGC Europe; or

  "•
  any change (or any condition, event or development involving a prospective change) shall have occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or abroad that, in our reasonable judgment, has or might have a material adverse effect on us, UGC Europe or any of our or their respective subsidiaries or might result in a diminution in value; or

  "•
  UGC Europe or any of its subsidiaries shall have transferred, without the approval of a majority of those members of its board of directors who are also our directors or officers and without the direction of any members of management who are also our officers or directors, into trust, escrow or similar arrangement any amounts required to fund any existing benefit, employment or severance agreements with any of its employees or shall have entered into or otherwise affected with its officers or any other employees any additional benefit, employment, severance or similar agreements, arrangements or plans other than in the ordinary course of business or entered into or amended any agreements, arrangements or plans so as to provide for increased benefits to such employee or employees as a result of or in connection with the transactions contemplated by the exchange offer or the merger; or

  "•
  UGC Europe shall have adopted, without the approval of a majority of those members of its board of directors who are also our directors or officers and without the direction of any members of management who are also our officers or directors, (i) any stockholder rights plan, share purchase rights plan, or similar agreement, generally known as a 'poison pill,' which has the purpose or effect of discouraging the acquisition of a block of stock in excess of a specified threshold of UGC Europe's stock or merger or other transaction between a significant stockholder and UGC Europe, or (ii) any other action, plan, measure, agreement or arrangement with a view to making, or a primary effect of which is to make, the consummation of the exchange offer or the merger or other subsequent business combination materially more difficult or costly."

        The first paragraph of the section titled "Waiver of Conditions" incorporated into the Schedule TO from page II-15 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Waiver of Conditions.    Except for the 90% condition, which is a procedural protection for the benefit of the UGC Europe stockholders unaffiliated with us, and the registration statement effectiveness condition and the stockholder approval condition, which reflect legal and regulatory requirements, the foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances (including any action or inaction by us) giving rise to any such conditions, or may be waived by us as a whole or in part at any time and from time to time in our sole discretion. The determination as to whether any condition has been satisfied or occurred shall be in our reasonable judgment, and will be final and binding on all parties. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time."

        The paragraph titled "Common Stock" under the caption "Chapter V – Certain Legal Information—Description of UGC Europe's Capital Stock" incorporated into the Schedule TO from page V-1 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Common Stock.    Holders of UGC Europe common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Under Delaware law, the board of directors may declare and pay dividends upon the shares of common stock out of funds legally available for that purpose. As described below in greater detail, holders of common stock have preemptive rights for the first €1,538.46 million of capital stock or securities convertible into, exchangeable for, or otherwise linked to any capital stock of UGC Europe issued after September 3, 2003, for cash or in exchange for assets acquired from a person beneficially owning at least 40% of the voting securities of UGC Europe."

        The paragraph titled "Preferred Stock" incorporated into the Schedule TO from page V-1 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Preferred Stock.    UGC Europe's board of directors is authorized to issue, without further approval by its stockholders, shares of preferred stock in one or more classes or series, and to fix for each such class or series such voting powers, designations, and preferences, including redemption at certain times and prices, payment of dividends, rights upon dissolution, rights in sinking funds and rights of conversion."

        Item 2(c) of the Schedule TO is hereby amended and supplemented as follows:

        The line titled "Fourth Quarter" under the heading "Year ended December 31, 2003" under the caption "Chapter I – Overview—Comparative Per Share Market Price and Dividend Information" incorporated into the Schedule TO from page I-21 of the Prospectus is hereby deleted and replaced in its entirety by the following:

	"United		UGC Europe
	High	Low	High	Low
Fourth Quarter (through November 12, 2003)	$7.71	$5.95	$72.74	$51.25"

        The third paragraph under the chart beginning with "The table below presents" and the bullet points and chart following that paragraph incorporated into the Schedule TO from page I-21 of the Prospectus are hereby deleted and replaced in their entirety by the following:

        "The table below presents the following information as of October 3, 2003, the last full trading day before the public announcement of the proposed transaction, and as of November 12, 2003, the last full trading day before the public announcement of the revised terms of the exchange offer:

  "•
  the last sales price of our Class A common stock, as reported on the Nasdaq National Market;

  "•
  the last sales price of UGC Europe common stock, as reported on the Nasdaq National Market; and

  "•
  the equivalent price per share of UGC Europe common stock as of the dates indicated, based on the last sales price of our Class A common stock multiplied by the ratio of shares of our Class A common stock that we are issuing for each share of UGC Europe common stock.

	United Class A Common Stock	UGC Europe Common Stock	Equivalent Price of UGC Europe Common Stock
October 3, 2003	$6.56	$53.79	$67.57
November 12, 2003	$7.71	$71.49	$79.41

        Item 3(b) of the Schedule TO is hereby amended and supplemented as follows:

        The second and third paragraphs of the section titled "Liberty Media Corporation" under the caption "Chapter III – Information About Us and UGC Europe" beginning with "Liberty owns interests in a broad range" incorporated into the Schedule TO from pages III-1 to III-2 of the Prospectus are hereby deleted and replaced in their entirety by the following:

        "In August 2003, certain of our founding stockholders and Liberty agreed to exchange an aggregate of 8,198,016 shares of our Class B common stock held by the stockholders for securities of Liberty and cash. Upon completion of this exchange (assuming the offer and the merger have not been completed and Liberty's preemptive right has not been exercised), which is anticipated to close in early 2004, Liberty will own approximately 75.8% of our common stock, which will represent approximately 96.9% of the combined voting power of our common stock in all matters including the election of directors. Upon the close of this exchange, the standstill agreement will terminate and Liberty will be entitled to elect all of our directors. Upon completion of Liberty's exchange with our founding stockholders and assuming the completion of the exchange offer and merger, and the exercise by Liberty of its preemptive right to acquire additional shares of our Class A common stock, Liberty will own approximately 55.0% of our common stock, which will represent approximately 92.0% of the combined voting power of our common stock in all matters including the election of directors. In connection with the exchange offer, Liberty and we have agreed to modify the preemptive rights provisions of the standstill agreement, which modified provisions will survive the termination of the standstill agreement.

        "Liberty is a holding company that, though its ownership of interests in subsidiaries and other entities, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephone and other technology ventures. The principal business address of Liberty is 12300 Liberty Boulevard, Englewood, Colorado 80112 and its telephone number is (720) 875-5400."

        The following sentence is hereby added to the end of the second paragraph under the caption "Chapter V – Certain Legal Information—Where You Can Find More Information" beginning with "We and UGC Europe, as reporting companies" incorporated into the Schedule TO from page V-9 of the Prospectus:

        "The information on these websites is not a part of the Prospectus."

        Items 3(b) and 10(a) of the Schedule TO are hereby amended and supplemented as follows:

        The second paragraph under the caption "Incorporation of Information by Reference" beginning with "In order to receive timely delivery of the documents" incorporated into the Schedule TO from page III-7 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "In order to receive timely delivery of the documents, you must make your request no later than December 8, 2003. See 'Chapter V – Certain Legal Information—Where You Can Find More Information'."

        The following filings are hereby added to the list of Current Reports on Form 8-K filed by United and listed on page III-7 of the Prospectus:

"Date of Report	Date of Filing
November 12, 2003	November 13, 2003
November 7, 2003	November 10, 2003
November 4, 2003	November 5, 2003
November 3, 2003	November 4, 2003
October 27, 2003	October 28, 2003
October 20, 2003	October 23, 2003"

        The following filings are hereby added to the list of Current Reports on Form 8-K filed by UGC Europe and listed on page III-8 of the Prospectus:

"Date of Report	Date of Filing
October 30, 2003	November 4, 2003
October 27, 2003	October 28, 2003"

        Item 3(c) of the Schedule TO is hereby amended and supplemented as follows:

        The biography of Gary S. Howard incorporated into the Schedule TO from page S-1-8 of the Prospectus is hereby deleted and replaced in its entirety by the following:

"Name	Office(s)	Present Principal Occupation or Employment and Five-Year Employment History
Gary S. Howard	Executive Vice President, Chief Operating Officer	Executive Vice President, Chief Operating Officer and a director of Liberty since July 1998. Mr. Howard served as Chief Executive Officer of Liberty Satellite & Technology from December 1996 to April 2000. Mr. Howard also served as Executive Vice President of TCI from December 1997 to March 1999; as Chief Executive Officer, Chairman of the Board and a director of TV Guide, Inc. from June 1997 to March 1999; and as President and Chief Executive Officer of TCI Ventures Group, LLC from December 1997 to March 1999. Mr. Howard is a director of Liberty Satellite & Technology, Inc., United, On Command Corporation and SpectraSite, Inc. Mr. Howard serves as Chairman of the Board of Liberty Satellite & Technology, Inc. and On Command Corporation."

        The biography of David J.A. Flowers incorporated into the Schedule TO from page S-1-9 of the Prospectus is hereby deleted and replaced in its entirety by the following:

"Name	Office(s)	Present Principal Occupation or Employment and Five-Year Employment History
David J.A. Flowers	Senior Vice President, Treasurer	A Senior Vice President of Liberty since October 2000 and Treasurer of Liberty since April 1997. Mr. Flowers served as Vice President of Liberty from June 1995 to October 2000. Mr. Flowers is a Canadian citizen."

        The biography of Albert E. Rosenthaler incorporated into the Schedule TO from page S-1-9 of the Prospectus is hereby deleted and replaced in its entirety by the following:

"Name	Office(s)	Present Principal Occupation or Employment and Five-Year Employment History
Albert E. Rosenthaler	Senior Vice President	A Senior Vice President of Liberty since April 2002. Prior to joining Liberty, Mr. Rosenthaler was a partner in the tax practice of the accounting firm of Arthur Andersen LLP for more than five years."

        The biography of Christopher W. Shean incorporated into the Schedule TO from page S-1-9 of the Prospectus is hereby deleted and replaced in its entirety by the following:

"Name	Office(s)	Present Principal Occupation or Employment and Five-Year Employment History
Christopher W. Shean	Senior Vice President, Controller	A Senior Vice President of Liberty since January 2002 and Controller of Liberty since October 2000. Mr. Shean served as a Vice President of Liberty from October 2000 to January 2002. Prior to joining Liberty, Mr. Shean served in the assurance practice of the accounting firm of KPMG for more than five years, most recently as a partner."

        The biography of Larry E. Romrell incorporated into the Schedule TO from page S-1-11 of the Prospectus is hereby deleted and replaced in its entirety by the following:

"Name	Present Principal Occupation or Employment and Five-Year Employment History
Larry E. Romrell	A director of Liberty since March 1999. Mr. Romrell served as an Executive Vice President of TCI from January 1994 to March 1999. Mr. Romrell also served, from December 1997 to March 1999, as Executive Vice President and Chief Executive Officer of TCI Business Alliance and Technology Co.; and from December 1997 to March 1999, as Senior Vice President of TCI Ventures Group, LLC. Mr. Romrell is a director of Arris Group, Inc."

        Items 4(a)(1)(i), (ii), (iii), (iv) and (v) of the Schedule TO are hereby amended and supplemented as follows:

        The first paragraph under the caption "Chapter II – The Transaction—The Exchange Offer—Terms of the Exchange Offer" beginning with "Upon the terms and subject to the conditions" incorporated into the Schedule TO from page II-4 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Upon the terms and subject to the conditions set forth in the exchange offer, we are offering to exchange 10.3 shares of our Class A common stock and cash in lieu of fractional shares for each outstanding share of UGC Europe common stock not owned by us or our subsidiaries that is validly tendered and not properly withdrawn on or prior to the 'expiration date' of the exchange offer, which is 5:00 p.m., New York City Time, on Thursday, December 18, 2003, unless extended by us. The period from the date of the Prospectus to and including the expiration date is referred to as the 'offering period."'

        The first sentence of the second paragraph, beginning with "Subject to the Exchange Act" incorporated into the Schedule TO from page II-5 of the Prospectus, is hereby deleted and replaced in its entirety by the following:

        "Subject to the Exchange Act and the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, at any time or from time to time prior to the expiration of the exchange offer, to extend the offering period by giving oral or written notice of such extension to Mellon Investor Services LLC, the exchange agent for the exchange offer, and issuing a press release announcing the extension in accordance with applicable SEC rules."

        The second paragraph, beginning with "If, during the offering period" incorporated into the Schedule TO from page II-16 of the Prospectus, is hereby deleted and replaced in its entirety by the following:

        "If, during the offering period, we, in our sole discretion, increase or decrease the consideration offered to holders of UGC Europe common stock, such increase or decrease shall be applicable to all holders whose shares of UGC Europe common stock are accepted for exchange pursuant to the exchange offer and, if at the time notice of any increase or decrease is first published, sent or given to holders of shares of UGC Europe common stock, the exchange offer is scheduled to expire at any time earlier than the tenth business day from and including the date that such notice is first so published, sent or given, the exchange offer will be extended until the expiration of such ten business day period.

For purposes of the exchange offer, a 'business day' means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time."

        The third paragraph, beginning with "We are making a request of UGC Europe," incorporated into the Schedule TO from page II-7 of the Prospectus is hereby deleted in its entirety.

        Item 4(a)(1)(vi) of the Schedule TO is hereby amended and supplemented as follows:

        The first paragraph under the caption "Chapter II – The Transaction—The Exchange Offer—Rights of Withdrawal" beginning with "Tenders of shares of UGC Europe common stock" incorporated into the Schedule TO from page II-10 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Tenders of shares of UGC Europe common stock made pursuant to the exchange offer are irrevocable except that shares of UGC Europe common stock tendered pursuant to the exchange offer may be withdrawn at any time prior to our acceptance of such shares for exchange pursuant to the exchange offer and, unless we have previously accepted such shares for exchange pursuant to the exchange offer, may also be withdrawn at any time after December 5, 2003. There will be no withdrawal rights during any subsequent offering period for shares of UGC Europe common stock tendered during the subsequent offering period."

        Item 4(a)(1)(x) of the Schedule TO is hereby amended and supplemented as follows:

        The paragraph titled "Preferred Stock" under the caption "Chapter V – Certain Legal Information—Description of UGC Europe's Capital Stock—Capital Stock" incorporated into the Schedule TO from page V-1 of the Prospectus is hereby deleted in its entirety and replaced by the following:

        "Preferred Stock.    UGC Europe's board of directors is authorized to issue, without further approval by its stockholders, shares of preferred stock in one or more classes or series, and to fix for each such class or series the rights, designations, and preferences thereof, including voting rights, redemption at certain times and prices, payment of dividends, rights upon dissolution, rights in sinking funds and rights of conversion, if any."

        The paragraph under the bullet points in the section "UGC Europe" under the caption "Chapter V – Certain Legal Information—Comparison of the Rights of United Stockholders and UGC Europe Stockholders—Authorized Capital Stock" beginning with "UGC Europe's board of directors" incorporated into the Schedule TO from page V-4 of the Prospectus is hereby deleted in its entirety and replaced by the following:

        "UGC Europe's board of directors is authorized to issue, without further approval by its stockholders, shares of preferred stock in one or more classes or series, and to fix for each such class or series the rights, designations, and preferences thereof, including voting rights, redemption at certain times and prices, payment of dividends, rights upon dissolution, rights in sinking funds and rights of conversion, if any."

        The first paragraph of the section titled "Rights of Common Stock" under the caption "Chapter V – Certain Legal Information—Comparison of the Rights of United Stockholders—Comparison of the Rights of United Stockholders and UGC Europe Stockholders" incorporated into the Schedule TO from page V-4 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "United.    The holders of our Class A common stock, Class B common stock and Class C common stock are entitled to one, ten and ten votes, respectively, on each matter to be voted on by the stockholders. The holders of our Class A, Class B and Class C common stock are entitled to share in all assets available for distribution to holders of common stock in the event of our liquidation, dissolution or winding up. Each share of our Class B and Class C common stock is convertible, at the option of the holder, into one share of Class A common stock. If certain business and financial events have not occurred by June 25, 2010, then after that each share of our Class C common stock is convertible, at the option of the holder, into 1.645 shares of Class A common stock or, after the occurrence of the certain business and financial events, into 1.645 shares of Class B common stock. If these events occur prior to June 25, 2010, each share of our Class C common stock will continue to be convertible into one share of Class A common stock and will also be convertible, at the option of the holder, into one share of Class B common stock. The closing of the proposed share exchange between our founding stockholders and Liberty, which we expect will happen in early 2004, will cause these events to occur. Holders of our Class C common stock have additional rights and preferences, as more fully set forth in '—Comparison of the Rights of United Stockholders and UGC Europe Stockholders."'

        The first paragraph of the section titled "Election and Classification of Board of Directors" under the caption "Chapter V – Certain Legal Information—Comparison of the Rights of United Stockholders—Comparison of the Rights of United Stockholders and UGC Europe Stockholders" incorporated into the Schedule TO from page V-5 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "United.    We have a classified board consisting of three classes, with each class serving a staggered three-year term. There are four Class C directors (elected by a majority of the outstanding shares of Class C common stock voting as a separate class) and eight regular directors (elected by the holders of a plurality of the combined voting power of outstanding Class A and Class B common stock). The Class C and regular directors are divided as evenly as possible among the classes, with each class having at least one Class C director. Beginning at the first annual meeting after the closing of the proposed share exchange between United's founding stockholders and Liberty, the holders of our Class A, Class B and Class C common stock will vote together as a single class in the election of all directors."

        The first paragraph of the section titled "Removal of Directors" under the caption "Chapter V – Certain Legal Information—Comparison of the Rights of United Stockholders—Comparison of the Rights of United Stockholders and UGC Europe Stockholders" incorporated into the Schedule TO from page V-5 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "United.    Until the occurrence of certain business and financial events, our regular directors may be removed from our board of directors with or without cause by the affirmative vote of holders of at least 66 2/3% of the combined voting power of our outstanding Class A and Class B common stock and our Class C directors may be removed by the affirmative vote of holders of a majority of the Class C common stock. After the occurrence of certain business and financial events, including the closing of the proposed share exchange between our founding stockholders and Liberty, any of our directors may be removed from our board of directors with or without cause by the affirmative vote of holders of at least 66 2/3% of the combined voting power of our outstanding Class A, Class B and Class C common stock."

        The first paragraph of the section titled "Stockholder Action by Written Consent" under the caption "Chapter V – Certain Legal Information—Comparison of the Rights of United Stockholders—Comparison of the Rights of United Stockholders and UGC Europe Stockholders" incorporated into the Schedule TO from page V-6 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "United.    Until the occurrence of certain financial and business events, our stockholders may take action only at an annual or special meeting of stockholders, and not by written consent of the stockholders. After the occurrence of those events, our stockholders may take any action required or permitted to be taken at a meeting by written consent."

        The second bullet point in the paragraph titled "United" under the caption "Chapter V – Certain Legal Information—Comparison of the Rights of United Stockholders—Comparison of the Rights of United Stockholders and UGC Europe Stockholders—Amendment of Certificates of Incorporation" incorporated into the Schedule TO from page V-6 of the Prospectus is hereby deleted and replaced in its entirety by the following:

  "•
  upon the affirmative vote of 66 2/3% of the combined voting power of the common stock, to amend any provisions regarding the election and removal of directors, written consents, special stockholders' meetings, bylaws, elections by written ballots, and amendments, or to allow cumulative voting (in addition, any change to provisions regarding the election and removal of directors or the approval rights of our Class C directors also requires the affirmative vote of the holders of a majority of the Class C stock voting as a separate class); provided, however, that any amendments to the indemnification provisions shall not be retroactive and the provisions regarding assessability of capital stock shall not be amended."

        The first paragraph of the section titled "Amendment of Bylaws" under the caption "Chapter V – Certain Legal Information—Comparison of the Rights of United Stockholders—Comparison of the Rights of United Stockholders and UGC Europe Stockholders" incorporated into the Schedule TO from page V-6 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "United.    The holders of our common stock may adopt, amend or repeal our bylaws only with the approval of holders of at least 66 2/3% of the combined voting power of the common stock. Our board of directors may adopt, amend or repeal the bylaws only with the approval of at least a majority of the directors then in office. Notwithstanding the above, the provision in our bylaws that requires approval by the board or a board committee for expenditures in excess of $10 million cannot be amended without approval of a majority of the Class C directors pursuant to the Agreement Regarding Additional Covenants, dated January 30, 2002, by and among us, Liberty, and certain of Liberty's affiliates."

        The following new paragraph is hereby added to the end of the section captioned "Chapter V – Certain Legal Information—Comparison of the Rights of United Stockholders—Comparison of the Rights of United Stockholders and UGC Europe Stockholders" incorporated into the Schedule TO from page V-8 of the Prospectus:

        "Preemptive Rights

        "We and Liberty are parties to a standstill agreement pursuant to which Liberty has a preemptive right, upon any issuance by us of Class A common stock, to acquire from us a number of shares sufficient to permit Liberty and its affiliates to maintain the percentage of our total outstanding common stock held by Liberty and its affiliates prior to the issuance of our stock. Liberty currently owns approximately 73.8% of our outstanding common stock. Our issuance of Class A common stock in the exchange offer and merger gives Liberty an opportunity to acquire additional shares of our Class A common stock pursuant to this preemptive right. Liberty has waived, however, its right to acquire more shares than the number of shares necessary to maintain its ownership of us at 55.0% (assuming that it also acquires the shares it has agreed to purchase from our founding stockholders) or, if greater, the number of shares equal in value to the approximately $102.7 million note from us to Liberty. The purchase price of the shares will be the arithmetic average of the volume weighted average prices for UGC Europe common stock for each of the three full trading days ending on the trading day immediately prior to the publication of notice of the acceptance of shares in the exchange offer, divided by 10.3, the exchange ratio."

        Items 5(a) and 5(b) of the Schedule TO are hereby amended and supplemented as follows:

        The first full paragraph beginning with "UPC paid the UGC group" under the caption "Chapter III – Information About Us and UGC Europe—Agreements Between UGC Europe and Us" incorporated into the Schedule TO from page III-5 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "UPC paid the UGC group $3.6 million as compensation under the management services agreement in each of the fiscal years ended December 31, 2001 and 2002. UPC and UGC Europe, together, expect to pay the UGC group a similar amount in the aggregate as compensation for management services in the fiscal year ended December 31, 2003."

        The paragraph titled "Non-Compete Agreements" incorporated into the Schedule TO from page III-5 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Non-Compete Agreements.    UGC Europe and UPC have agreed with Old UGC, Inc. that so long as Old UGC and its affiliates hold 50% or more of UGC Europe's outstanding common stock or UPC ordinary shares (i) Old UGC and its majority-owned affiliates will not pursue any video services, telephone or Internet access or content business opportunities specifically directed to the European or Israeli markets, unless Old UGC has first presented such business opportunity to UGC Europe or UPC and UGC Europe or UPC elects not to pursue such business opportunity, and (ii) UGC Europe, UPC and their respective controlled affiliates will not pursue any video services, telephone or internet access or content business opportunities in the Kingdom of Saudi Arabia or in other markets outside of Europe or the Middle East, including Israel, unless UGC Europe and UPC first present such business opportunity to Old UGC and Old UGC elects not to pursue such business opportunity. Notwithstanding the foregoing, any party may pursue any business in the United States and its territories and possessions without regard to activities of the other parties and chello broadband may offer internet access and portal services and interactive services in any market in the world."

        Items 5(a), 5(b), 8(a) and 8(b) of the Schedule TO are hereby amended and supplemented as follows:

        The fourth paragraph under the numbered list beginning with "In addition to the Exchangeable Notes" under the caption "Chapter III – Information About Us and UGC Europe—Relationships with UGC Europe" incorporated into the Schedule TO from page III-4 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "In addition to the Exchangeable Notes, in the January 30, 2002 transaction Liberty also contributed to us approximately $1.435 billion face amount of UPC's senior notes and approximately €263.1 million face amount of UPC's senior discount notes. On September 3, 2003 pursuant to UPC's restructuring, and in exchange for our claims against UPC under the Exchangeable Notes and UPC's senior notes and senior discount notes, and in exchange for our equity interests in UPC, we acquired 66.75% of the outstanding shares of UGC Europe common stock. As a result of the restructuring, Liberty and we ceased to have any interest in Exchangeable Notes or UPC's senior notes and senior discount notes."

        The following section is hereby added:

"Modification of Liberty Preemptive Right

        "Pursuant to a standstill agreement among United, Liberty and certain of Liberty's affiliates (the "Liberty Group"), the Liberty Group is entitled to preemptive rights to acquire shares of our Class A common stock with respect to the issuance of our Class A common stock in the exchange offer and the merger sufficient to maintain its current percentage ownership of our common stock. Following negotiations among the UGC Europe special committee, the stockholders committee and our board, we negotiated with Liberty certain modifications to Liberty's preemptive right as described below. The modifications were approved by our audit committee.

        "Liberty and we have agreed in connection with the exchange offer and merger that, in lieu of the provisions of the standstill agreement, the Liberty Group will have the option (but not the obligation) to acquire up to a number of shares of our Class A common stock equal to the number of shares sufficient to permit the Liberty Group to hold 55.0% of the total number of shares outstanding following the exchange offer and merger (assuming for purposes of that calculation that Liberty had acquired approximately 8.2 million shares of our common stock pursuant to the transaction with our founding stockholders described in Schedule 2 of the Prospectus, and assuming further the conversion, exercise or exchange of certain rights held by the Liberty Group or to be issued in the exchange offer and merger), or, if greater, a number of shares, the purchase price for which would retire the loans described below, provided that the Liberty Group may not in any event acquire a number of shares such that its ownership of our common stock would exceed 60.0% of our outstanding common stock (similarly assuming for purposes of the calculation that Liberty has acquired the shares from our founding stockholders and the conversion, exercise or exchange of certain rights).

        "The purchase price of the shares that would be acquired if the Liberty Group exercises its preemptive right in connection with the exchange offer and merger will be the arithmetic average of the volume weighted average prices for UGC Europe common stock on The Nasdaq Stock Market, as reported by Bloomberg L.P., for each of the three full trading days ending on the trading day immediately prior to the publication of notice of the acceptance of shares of UGC Europe common stock for exchange in the exchange offer, divided by 10.3, the exchange ratio. Payment for any shares acquired by the Liberty Group acquired in connection with the exchange offer and merger initially will be made by cancellation of the principal amount of and accrued but unpaid interest on the loans made by Liberty to us and our affiliates during January and February of 2002 and payable to a subsidiary of Liberty in the aggregate principal amount of approximately $102.7 million. Accrued interest on the loans was approximately $270,000 as of November 12, 2003. Those loans bear interest at the rate of 8.0% per annum. To the extent that the aggregate purchase price exceeds the principal amount and accrued but unpaid interest on such loans, the purchase price will be paid in cash.

        "The preemptive rights have been amended as to future issuances of our common stock to provide that, in connection with any such issuance, the Liberty Group may acquire a number of shares so that the Liberty Group and its affiliates will hold a number of our equity securities equal to the lesser of 55.0% of our total outstanding common stock and the percentage of the total outstanding common stock that Liberty owned immediately prior to the issuance of our Class A common stock giving rise to the preemptive rights, assuming the conversion, exercise or exchange of certain rights held by the Liberty Group or to be issued in such transaction.

        "If our Class A common stock is issued for cash, the price at which Liberty may purchase shares will be the amount of cash consideration per share to be received by us. If the issuance of our Class A common stock is in whole or in part for consideration other than cash, and our Class A common stock is publicly traded, the consideration per share will be the volume weighted average price of our shares for the ten consecutive full trading days period starting five consecutive full trading days prior to the date of announcement of the transaction. In all other cases, the consideration per share will be the amount of cash and the fair market value of the other consideration per share to be received by United."

        Items 6(a) and 6(c)(1)-(7) of the Schedule TO are hereby amended and supplemented as follows:

        The section titled "Reasons for the Exchange Offer and the Merger" under the caption "Chapter II – The Transaction—Background" incorporated into the Schedule TO from pages II-2 to II-3 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Reasons for the Exchange Offer and the Merger

        "When UPC's restructuring was completed in September 2003, our management and board began to analyze our global strategy in more detail. This led to a decision at a board of directors meeting held on October 1, 2003, by the members who were independent as to potential transactions with UGC Europe to appoint a special committee of independent directors to consider various alternatives with respect to our interest in UGC Europe, including increasing our investment in UGC Europe through the exchange offer and the merger that is the subject of the Prospectus.

        "In reaching the decision to make the exchange offer and the merger our board of directors considered various factors, including the following:

  "•
  The completion of the exchange offer and the merger would enable UGC Europe and us to create a simpler, unified capital structure in which equity investors would participate in our equity at a single level. The board also believed that unifying public shareholdings at a single level could lead to greater liquidity for investors, due to the larger combined public float. In addition, the board believed that a unified capital structure had become more appropriate as our assets, revenues and businesses have become more aligned with those of UGC Europe as a result of the changes in our non-European operations.

  "•
  The unified capital structure that would result from the exchange offer and the merger would facilitate the investment and transfer of funds between us and UGC Europe and its subsidiaries, thereby facilitating more efficient uses of our consolidated financial resources. The board recognized that this factor could be particularly important if we or UGC Europe sold assets for cash.

  "•
  The elimination of public stockholders at the UGC Europe level would create opportunities for cost reductions and organizational efficiencies through, among other things, the combination of UGC Europe's and our separate corporate functions into a better integrated, unitary corporate organization.

        "The board believes that most of the objectives of the exchange offer will be achieved fully only if we are able to effect the merger. This is the reason for the 90% condition to our obligation to complete the exchange offer."

        The section titled "Our Board's Decision to Commence the Exchange Offer" under the caption "Chapter II – The Exchange Offer—Background" incorporated into the Schedule TO from pages II-3 to II-4 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Our Board's Decision to Commence the Exchange Offer

        "At a meeting held on October 1, 2003 our board of directors established a special committee of directors who are not officers or directors of UGC Europe or its subsidiaries to consider the acquisition of UGC Europe stock. At a meeting held on October 3, 2003, the special committee determined that it was in our best interest to proceed with the exchange offer and the merger. The special committee authorized us to commence an exchange offer in which UGC Europe's public stockholders would be offered 9.0 shares of our Class A common stock for each share of UGC Europe's common stock they own, and to effect the short-form merger, if possible, at the same exchange ratio.

        "On Sunday, October 5, Gene W. Schneider, our Chairman and Chief Executive Officer, delivered a letter to the independent members of the UGC Europe board summarizing the exchange offer. On Monday, October 6, 2003, we issued a press release disclosing to the public the exchange offer and its material terms. The following is the text of Mr. Schneider's letter to the UGC Europe board:

  Independent Directors
  UGC Europe, Inc.
  Amsterdam, Netherlands

  Gentlemen:

  We plan to announce on Monday, October 6, an offer to acquire all shares of UGC Europe that are not owned by us in exchange for 9.0 shares of our Class A common stock for each share of UGC Europe common stock. Based on the closing price of United common stock on October 3, 2003, the offer represents a 9.8% premium to the closing price of UGC Europe stock on that date. The offer is subject only to customary conditions, including the conditions discussed below, and will be made in accordance with the rules of the Securities and Exchange Commission (the SEC).

  We are making the offer directly to holders of UGC Europe common stock. We believe that they will find the offer beneficial when they consider the factors that we describe in this letter and the prospectus that we will file with the SEC on the date of announcement.

  Having UGC Europe as our wholly-owned subsidiary will facilitate capital raising and funding of UGC Europe by us. Because UGC Europe is a significant part of our assets, holders of UGC Europe stock will continue to benefit from its growth as stockholders of UnitedGlobalCom. If the exchange offer and merger described below are successful, stockholders of both our companies will have a larger public float, and, we believe, a more liquid security than UGC Europe holders have now.

  We have included a non-waivable condition in the offer that precludes us from closing the exchange offer unless at least a majority of the UGC Europe shares not owned by us and our affiliates accept our exchange offer. If we acquire enough shares so that we own 90% of the outstanding shares following the offer, we intend to complete promptly a short form merger on the same terms as our exchange offer so that UGC Europe will become our wholly owned subsidiary. Stockholders who do not want our shares in the merger may exercise dissenter's rights.

  Delaware law does not require that we negotiate with the UGC Europe board or reach any agreement with the board concerning the offer; however, under the federal securities laws the UGC Europe board will be required to consider the offer and communicate with the UGC Europe stockholders concerning it. Our directors and officers who sit on UGC Europe's board will act in favor of establishing a special committee of the UGC Europe board authorized to take the actions required by such federal securities laws.

  A copy of our press release announcing the offer is attached to this letter.

  Sincerely,

  /s/ GENE W. SCHNEIDER

  Gene W. Schneider,
  Chairman and Chief Executive Officer

        "On October 7, 2003, the board of directors of UGC Europe designated a special committee of independent directors with responsibility for making the recommendation with respect to the exchange offer required by federal securities laws. On October 10, 2003, the UGC Europe special committee's legal counsel contacted Ms. Ellen P. Spangler, who is the general counsel and a director of both us and UGC Europe. The UGC Europe special committee's counsel requested that UGC Europe amend certain delegations of authority to the UGC Europe special committee, including granting the UGC Europe special committee the power to negotiate and respond to the offer, communicate with third parties and sign documents, and the authority to take action in connection with any proposals that may replace the exchange offer. The UGC Europe special committee also requested, through its counsel, fees in the amount of $30,000 per month for each member of the UGC Europe special committee, and indemnification and advancement of expenses with respect to any threatened or actual claims, actions or investigations arising in connection with the UGC Europe special committee's activities.

        "Ms. Spangler said she would confer with the UGC Europe board and recommend to them changes in committee authority except the 'power to respond,' which would have included the adoption of defensive measures by the UGC Europe special committee. She also proposed a cap on the fees to be received by each UGC Europe special committee member of $60,000. On October 12, 2003, Ms. Spangler proposed, and the special committee accepted, fees in the amount of $50,000 for the first month of service and $10,000 for each subsequent month of service and the requested indemnification and advancement of expenses with respect to any threatened or actual claims, actions or investigations arising in connection with their activities with respect to the exchange offer. On October 16, 2003, Ms. Spangler informed legal counsel to the special committee that the board of directors of UGC Europe approved revised board resolutions that amended the board's prior resolutions regarding the special committee.

        "On October 16, 2003, Mr. Michael Fries and Mr. John Risner, a member of the UGC Europe special committee, discussed the status of the 10 3/4% Notes issued by our subsidiary, Old UGC, Inc. Messrs. Fries and Risner also discussed our assets, other than our interest in UGC Europe. Mr. Fries offered to provide additional information concerning those assets, and we began delivering the information to UGC Europe for use by the UGC Europe special committee. The UGC Europe special committee agreed with us that such information would be held in confidence.

        "On October 23 and 24, 2003, Messrs. Fries and Risner spoke again regarding the exchange offer. Mr. Fries advised that our board of directors, including the members of our special committee would be meeting on October 24, 2003, to hear the status of the exchange offer. Mr. Risner indicated the UGC Europe special committee's concerns with the exchange offer in the following primary areas:

  "•
  Our ability to acquire shares in the exchange offer if the minimum tender condition is met, but we have less than 90% of the shares not owned by us, the percentage required for us to effect a short-form merger.

  "•
  Pending the receipt and review of additional information on our assets and operations other than UGC Europe, the UGC Europe special committee's uncertainty about the value of UGC's assets other than its interest in UGC Europe.

  "•
  The preemptive right that Liberty holds to acquire additional shares of Class A common stock if we issue shares pursuant to the exchange offer.

  "•
  The loss of existing protective rights for minority stockholders at UGC Europe.

  "•
  Why the exchange offer was made now rather than after additional time had passed after UGC Europe's emergence from the reorganization proceedings.

        "On October 17, 2003, we received a letter from Dennis Block of Cadwalader Wickersham & Taft LLP, on behalf of a committee known as the 'Committee to Obtain Fair Value for Minority Stockholders of UGC Europe, Inc.' (the 'stockholders committee'). On October 23, 2003, David Posnick, a managing director of Credit Suisse First Boston LLC or 'CSFB,' participated in a telephone conference with Mr. Block and representatives of the four UGC Europe stockholders who were members of the stockholders committee. The members of the stockholders committee stated that they believed the exchange ratio was inadequate and proposed an exchange ratio of 11.5 to one. They also expressed concern over the loss of minority protections at UGC Europe and the fact that we have diverse assets instead of purely European operations. The stockholders committee also sought assurance that Liberty would waive its preemptive rights to acquire shares upon the close of the offer and that we would have no material tax liability as a result of the ownership of indebtedness of our subsidiary, Old UGC. On October 28, 2003, the stockholders committee filed a Schedule 13D indicating, among other things, that they own an aggregate of 3,958,695 shares of UGC Europe common stock.

        "On Friday, October 24, 2003, our board of directors met to discuss the status of the offer. After discussion, the independent members of our board (i.e. those who are not also officers or directors of UGC Europe) directed CSFB and Mr. Fries to discuss with the stockholders committee possible revised terms. On October 28 and 29, 2003, Mr. Posnick had various conversations with representatives of the stockholders committee. The stockholders committee proposed an exchange ratio of 10.8 to one. Mr. Posnick discussed the content of these conversations with members of our board of directors, who instructed him that the proposed exchange ratio of 10.8 to one was unacceptable. In subsequent conversations between Mr. Posnick and representatives of the stockholders committee on October 31, 2003, the representatives indicated that the stockholders who were members of the stockholders committee would recommend a tender offer on terms that included an exchange ratio of 10.3 to one and the 90% condition being made an unwaivable condition. They also sought assurance that Liberty would limit the exercise of its preemptive right to acquire shares upon the close of the offer.

        "After UGC Europe issued its Schedule 14D-9, we made available on a confidential basis to the UGC Europe special committee certain information about our assets and operations other than UGC Europe. During the weeks of October 27, 2003 and November 3, 2003 our management and legal and tax advisors had various conferences with the UGC Europe special committee's financial and legal advisors to discuss their questions about our assets and operations other than UGC Europe and the transactions in which we acquired ownership of indebtedness of Old UGC. At our suggestion, representatives of the UGC Europe special committee also talked during this period with officers of UGC Europe and our Australian operations as to the latest financial and operational developments of their respective companies. CSFB representatives also had various conferences with the UGC Europe special committee's financial advisors during this period. On October 31, 2003, the UGC Europe special committee's financial advisors requested that CSFB ask us to consider selling our minority interest in Austar United, a publicly-traded Australian telecommunications company, for cash and to consider increasing the exchange ratio. On Friday, October 31, Mr. Fries and Mr. Risner discussed the status of CSFB's meetings with representatives of the stockholders committee, the revised terms they sought, the results of the UGC Europe special committee's review of us and our board's thoughts on the content and timing of a revised offer. Mr. Fries told Mr. Risner that we would not sell our interest in Austar United. Mr. Risner indicated that, pending the receipt of final reports from the UGC Europe special committee's financial and legal advisors, the special committee would be in a position to make a recommendation on the potential revised terms by Friday, November 7, 2003.

        "On Friday afternoon, October 31, our board of directors met to discuss the status of the offer. The independent members of our board instructed our management and advisors to discuss revised terms to the exchange offer that would be subject to our obtaining assurances that the stockholders committee and UGC Europe special committee would then recommend the exchange offer. On November 1, Messrs. Fries and Risner had a conversation to discuss the terms and the timing of the exchange offer.

        "Our management and advisors discussed the terms of the offer with the UGC Europe special committee and its advisors on Monday, November 3. On November 4, our Board of Directors met to consider the results of discussions among CSFB, our management and the stockholders committee and the UGC Europe special committee concerning proposed revised terms of the offer. Following a report on those discussions the independent members of our board of directors authorized management to discuss with the stockholders committee and the special committee whether they would recommend the exchange offer if the exchange ratio was increased to 10.3 shares of our common stock for each share of UGC Europe common stock, the unwaivable minimum tender condition was changed from a majority of UGC Europe common stock not owned by us and our affiliates to a number that would result in our owning 90 percent of the outstanding shares following the exchange offer, and Liberty's ability to exercise its preemptive right was modified. During the next few days following the meeting, our management and CSFB had discussions with members of and advisors to the UGC Europe special committee and the stockholders committee. The UGC Europe special committee expressed substantial concerns about the terms of Liberty's right to buy shares of our common stock. Counsel for the UGC Europe special committee and our counsel also had several discussions concerning modifications to the conditions to our obligation to close the exchange offer, which the UGC Europe special committee said were unacceptable, and we provided additional due diligence materials to the UGC Europe special committee.

        "On Thursday, November 6, 2003, our board met to hear an update of negotiations concerning the terms of the exchange offer and the results of our discussions with Liberty concerning an agreement limiting its right to buy our shares following the exchange offer. Following the meeting, our audit committee approved in principle, subject to review of final documentation, terms modifying Liberty's preemptive rights. Also on November 6, our representatives and members of the stockholders committee and the UGC Europe special committee and its counsel discussed proposed terms of the agreement with Liberty. The UGC Europe special committee expressed dissatisfaction with the terms of the proposed Liberty agreement including the proposed price, the number of shares that could be purchased by Liberty in the future and the terms of future purchases. Negotiations by our management and counsel with Liberty and with counsel for the UGC Europe special committee over the terms of the Liberty agreement continued through November 12, 2003. During that time, we also provided additional due diligence information to the UGC Europe special committee. Documents concerning the Liberty share purchase, revised conditions and terms of the offer and our disclosure concerning the Exchange Offer were circulated by our lawyers to counsel for Liberty, the stockholders committee, and the UGC Europe special committee.

        "Also during the week of November 4, 2003, our Delaware litigation counsel discussed with counsel for the plaintiff in the lawsuit described below under '—Stockholder Litigation,' the terms on which the plaintiff in that litigation would be willing to recommend a settlement of the litigation. On November 11, a draft copy of our registration statement with revised disclosure and a draft agreement between us and Liberty concerning Liberty's rights to buy shares based on the exchange offer were delivered to counsel for the plaintiff. We also delivered a draft memorandum of understanding that reflected an agreement in principle to settle the litigation based on the revised exchange ratio, a modification of the minimum non-waivable condition to 90%, and the opportunity for plaintiffs' counsel to review the disclosure in the registration statement.

        "On November 11, a member of the UGC Europe special committee and counsel for the special committee discussed with Mr. Fries and our counsel the special committee's continuing concern over the terms of Liberty's preemptive right and the fact that Liberty had not irrevocably committed to vote to approve the issuance of shares in the exchange offer. The special committee also raised additional substantive points concerning the proposed letter with Liberty relating to the determination of the price at which shares would be purchased if the preemptive right were exercised. The UGC Europe special committee requested certain revised language concerning our commitment to consummate the merger if the exchange offer is completed and advised that it would not make a recommendation to UGC Europe stockholders as to the exchange offer until the revised preemptive rights agreement was agreed upon with Liberty, the special committee had reviewed our revised filings in connection with the exchange offer, and our amended 2002 Form 10-K and amended Forms 10-Q for the first two quarters of 2003 as well as our quarterly report on Form 10-Q for the quarter ended September 30, 2003 were filed with the SEC.

        "Discussions continued during November 11 and 12 among our management and counsel and Liberty and its counsel concerning the terms of the Liberty preemptive right. Revised drafts of the agreement with Liberty were circulated to counsel for the UGC Europe special committee who provided additional comments on November 12.

        "On November 12, our board met to review the status of our negotiations with the UGC Europe special committee and Liberty and the stockholder litigation. Following that discussion, a special committee of our board approved the terms of the revised offer and the board set a record date of November 14 for a special meeting of our stockholders to consider approval of the issuance of shares in the exchange offer. Our audit committee met and approved the revised terms of the preemptive right with Liberty described in '—The Exchange Offer—Modifications to Liberty Preemptive Right.' Liberty reaffirmed that it intends to vote to approve the issuance of United shares in connection with the exchange offer. During the late afternoon of November 12, 2003, the memorandum of understanding with the plaintiffs' counsel and the Liberty agreement were finalized and signed. We announced our revised offer after the markets closed on November 12 and made certain other filings with the SEC with respect to the exchange offer."

        The first paragraph of the section titled "The Merger" under the caption "Chapter II – The Transaction—The Exchange Offer" incorporated into the Schedule TO from page II-16 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "If we successfully complete the exchange offer, we will effect the short-form merger pursuant to Section 253 of the Delaware General Corporation Law promptly following completion of the exchange offer, unless we are prevented from doing so by a court or other legal requirement. Under Section 253 of the Delaware General Corporation Law, if we own at least 90% of the outstanding shares of UGC Europe common stock and all other classes of UGC Europe stock, we may merge with and into UGC Europe by executing, acknowledging and filing, in accordance with Section 103 of the Delaware General Corporation Law, a certificate of such ownership and merger setting forth a copy of the resolution of our board of directors to so merge (including a statement of the terms and conditions of the merger and the consideration to be paid upon surrender of shares of UGC Europe common stock not owned by us) and the date of its adoption. Under Section 253 of the Delaware General Corporation Law, such a short-form merger between us and UGC Europe would not require the approval or any other action on the part of the board of directors or the stockholders of UGC Europe. Therefore, as we and our subsidiaries will own at least 90% of the outstanding shares of UGC Europe common stock following successful completion of the exchange offer, we will be able to, and will, effect the short-form merger without a meeting or vote of UGC Europe's stockholders or directors."

        The section titled "Certain Effects If We Complete Both the Exchange Offer and the Merger" under the caption "Chapter II – The Transaction—Certain Considerations Relating to the Exchange Offer and the Merger" incorporated into the Schedule TO from page II-19 of the Prospectus is hereby amended to read "Certain Effects If We Complete the Exchange Offer and the Merger."

        The heading and the first paragraph of the section "Possible Alternative Transactions if We do not Acquire All of UGC Europe's Common Stock in the Exchange Offer and Merger" under the caption "Chapter II – The Transaction—Certain Considerations Relating to the Exchange Offer and the Merger" incorporated into the Schedule TO from page II-20 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Possible Alternative Transactions if We do not Complete the Exchange Offer

        "If the exchange offer is not completed, we will re-evaluate the role of UGC Europe within our overall corporate strategy. In particular we may consider:"

        The last paragraph of the section "Possible Alternative Transactions if We do not Acquire All of UGC Europe's Common Stock in the Exchange Offer and Merger" beginning with "In addition, if we complete" incorporated into the Schedule TO from page II-20 of the Prospectus is hereby deleted in its entirety.

        Items 6(a), 6(c)(1)-(7) and 8(a) of the Schedule TO are hereby amended and supplemented as follows:

        The paragraph titled "The Merger" under the caption "Chapter II – The Transaction—The Exchange Offer—Structure of the Exchange Offer and the Merger" incorporated into the Schedule TO from page II-17 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "The Merger.    If the exchange offer is consummated, we, together with our wholly-owned subsidiaries, will own 90% or more of UGC Europe common stock, and we will effect the merger as soon as practicable, unless we are prevented from doing so by a court or other legal requirement. Prior to effecting the merger, we intend, through a series of downstream contributions (intended to qualify as non-taxable contributions under Section 351 of the Code), to consolidate our 90% or greater ownership of UGC Europe common stock within Europe Merger."

        Item 7(a) of the Schedule TO is hereby amended and supplemented as follows:

        Item 7(a) is hereby deleted and replaced in its entirety by the following:

        "Source and Amount of Funds

        "We estimate that the total amount of funds required to pay any cash amount payable in lieu of the issuance of fractional Shares of our Class A common stock and the fees and expenses in the exchange offer will be as follows:

Registration expenses	$101,960
Dealer manager fees	2,000,000
Legal fees	1,250,000
Accounting fees	500,000
Printing costs	1,000,000
Stockholder litigation settlement payment	975,000
Miscellaneous	173,040

Total	$6,000,000

        "We have sufficient funds to meet that obligation."

        Item 9(a) of the Schedule TO is hereby amended and supplemented as follows:

        The third paragraph of the section "Fees and Expenses" under the caption "Chapter II – The Transaction—The Exchange Offer" beginning with "We have also retained Mellon Investor Services LLC" incorporated into the Schedule TO from page II-19 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "We have also retained Mellon Investor Services LLC to act as the information agent and the exchange agent in connection with the exchange offer. The information agent may contact holders of shares of UGC Europe common stock by mail, telephone and in person, and may request brokers, dealers and other nominee stockholders to forward materials relating to the exchange offer to beneficial owners of the shares of UGC Europe common stock. Mellon Investor Services LLC will receive compensation for such services that is not expected to exceed $40,000, plus reimbursement of out-of-pocket expenses, and we have agreed to indemnify Mellon Investor Services LLC against certain liabilities and expenses in connection with the exchange offer, including liabilities under the federal securities laws."

Item 11. Additional Information.

        Item 11(a) of the Schedule TO is hereby amended and supplemented as follows:

        Item 11(a)(1) is hereby amended and supplemented as follows:

        The first risk factor under "Risks Related to the Transaction" under the caption "Chapter I – Overview—Risk Factors" beginning with "The number of shares of our Class A common stock" incorporated into the Schedule TO from page I-10 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "The number of shares of our Class A common stock that you receive in the transaction will be based on a fixed exchange ratio. The value of the shares of our Class A common stock at the time you receive them could be less than at the date of the Prospectus or at the time you tender the shares.

        "We are offering to issue 10.3 shares of our Class A common stock in the exchange offer for each share of UGC Europe common stock not owned by us or our subsidiaries. A decline in the trading price of our Class A common stock before the exchange offer or the merger is consummated could materially reduce the total value of the consideration to be paid to the holders of UGC Europe common stock.

        "There will be no adjustment to the number of shares of our Class A common stock that we are offering for each share of UGC Europe common stock in the exchange offer based on fluctuations in the price of our Class A common stock. In recent years, the stock market has experienced extreme price and volume fluctuations. These market fluctuations may adversely affect the market price of our Class A common stock. The market price of our Class A common stock upon and after completion of the exchange offer and the merger could be lower than the market price on the date of the merger or the current market price. You should obtain recent market quotations of our common stock before you tender your shares."

        The second risk factor under "Risks Related to the Transaction" beginning with "Your receipt of our Class A common stock" incorporated into the Schedule TO from page I-10 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Your receipt of our Class A common stock in exchange for your UGC Europe common stock in the exchange offer or the merger could generate tax liabilities for you that are in excess of your cash holdings.

        "As a result of your participation in the exchange offer or the merger, you may become liable for the payment of tax liabilities that are in excess of your available cash. If that is the case, you might, depending upon your particular circumstances, have to sell non-cash assets that you own in order to satisfy your tax liabilities. We urge you to consult your tax advisor to determine the tax consequences, including state, local, foreign or other tax consequences, associated with your participation in the exchange offer or the merger. We also urge you to consult your tax or other advisor, such as a financial advisor, to determine your ability to make timely payment with respect to any tax liabilities that you may incur as a result of your participation in the exchange offer or the merger. For a summary of the U.S. federal income tax consequences that are expected to be material to typical holders of UGC Europe common stock that participate in the exchange offer or the merger, see 'Chapter II – The Transaction—Certain Considerations Relating to the Exchange Offer and the Merger, Material United States Federal Income Tax Consequences."'

        The first risk factor beginning with "We have not negotiated with" incorporated into the Schedule TO from page I-11 of the Prospectus is hereby deleted in its entirety.

        The third risk factor beginning with "There could be adverse effects" incorporated into the Schedule TO from page I-11 of the Prospectus is hereby deleted in its entirety.

        The first paragraph of the first risk factor under "Risks Related to Our Class A Common Stock" beginning with "The price of our stock may be subject" incorporated into the Schedule TO from page I-18 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "The stock market has recently experienced significant price and volume fluctuations that have affected the market prices of common stock of telecommunications, Internet and other technology companies. During 2001 the price of our common stock fluctuated from $22.61 to $0.50 per share, during 2002 the price fluctuated from $6.41 to $1.19 per share, and during 2003 (through November 12, 2003) the price fluctuated from $7.71 to $2.20 per share. See '—Comparative Per Share Market Price and Dividend Information."'

        The second paragraph of the second risk factor under "Risks Related to Our Class A Common Stock" beginning with "If the transactions contemplated by the share exchange agreement" incorporated into the Schedule TO from page I-19 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "On August 18, 2003, Liberty and certain of our founding stockholders entered into a share exchange agreement pursuant to which, among other things, Liberty will acquire all of the outstanding shares of our Class B common stock and the existing standstill agreement between us and Liberty will be terminated. Upon completion of the transactions contemplated by such share exchange agreement (and giving effect to the exchange offer and merger and assuming the exercise by Liberty of its preemptive right to acquire additional shares of our Class A common stock and the closing of its acquisition of the shares from our founding stockholders that it has agreed to acquire), Liberty will own approximately 55.0% of our common stock, which will represent approximately 92.0% of the combined voting power of our common stock, and each share of our Class C common stock will vote together with the shares of our Class A and Class B common stock on all matters to be voted upon by our stockholders, including for the election of our entire 12-member board of directors. The transactions contemplated by the share exchange agreement are subject to certain conditions, but subject to those conditions, we anticipate that the share exchange agreement will be consummated by the end of 2003."

        The second risk factor beginning with "A sale of all of the Class A common stock" incorporated into the Schedule TO from page I-19 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "A sale of all of the Class A common stock held by certain of our executive officers and founding stockholders could harm our stock price and terminate any direct or indirect control of us by them.

        "If the transactions contemplated by the share exchange agreement between certain of our founder stockholders and Liberty are not completed and certain of our executive officers and founding stockholders were to convert all of their Class B common stock into Class A common stock, the Class A common stock held by such stockholders would amount to 8.4% of our presently outstanding Class A common stock. Any sale of all or substantially all of the Class A common stock offered by the founders could at least temporarily harm our public stock price. In addition, following any such sale, such stockholders would no longer exercise any direct or indirect control over us."

        The section titled "Forward Looking Statements" under the caption "Chapter I – Overview" incorporated into the Schedule TO from page I-22 of the Prospectus is hereby deleted and replaced in its entirety by the following:

"FORWARD LOOKING STATEMENTS

        "Some information in the Prospectus contains, in addition to historical information, certain 'forward looking statements' within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management's beliefs, as well as on assumptions made by and information currently available to management. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from what we say or imply with such forward looking statements. All statements other than statements of historical fact included herein may constitute forward looking statements. In addition, when we use the words 'may,' 'will,' 'expects,' 'intends,' 'estimates,' 'anticipates,' 'believes,' 'plans,' 'seeks' or 'continues' or the negative thereof or similar expressions herein, we intend to identify forward looking statements. Such forward looking statements involve known and unknown risks, including, but not limited to, national and international economic and market conditions, competitive activities or other business conditions, and customer reception of our existing and future services. These forward looking statements may include, among other things, statements concerning our plans, objectives and future economic prospects, the closing of the share exchange transaction between Liberty and our founding stockholders, potential benefits from and results of the consummation of the exchange offer and merger, our intent to effect the merger, expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. You should be aware that the video, telephone and Internet access services industries are changing rapidly, and, therefore, the forward looking statements and statements of expectations, plans and intent herein are subject to a greater degree of risk than similar statements regarding certain other industries.

        "Although we believe that our expectations with respect to the forward looking statements are based upon reasonable assumptions within the bounds of our knowledge of our business and operations, we cannot assure you that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied from such forward looking statements. Important factors that could cause actual results to differ materially from our expectations include, among other things, whether we and/or some of our subsidiaries will continue as going concerns, changes in television viewing preferences and habits by our subscribers and potential subscribers and their acceptance of new technology, programming alternatives and new video services that we may offer. They also include our subscribers' acceptance of our newer digital video, telephone and Internet access services, our ability to manage and grow our newer digital video, telephone and Internet access services, our ability to secure adequate capital to fund other system growth and development and planned acquisitions, our ability to successfully close proposed transactions and restructurings, risks inherent in investment and operations in foreign countries, changes in government regulation and changes in the nature of key strategic relationships with joint venture partners. With respect to the closing of the founder share exchange agreement with Liberty, the potential benefits and results of the consummation of the exchange offer and our intent to effect the merger, factors include actions of governmental and regulatory authorities, third parties, litigation, general economic and other conditions and adverse changes in our financial condition, results of operations or businesses. All subsequent written and oral forward looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our discussion of these factors. Other than as may be required by applicable law, we undertake no obligation to release publicly the results of any revisions to these forward looking statements that may be made to reflect any future events or circumstances. We caution you, however, that this list of risk factors and other cautionary language contained herein may not be exhaustive.

        "Notwithstanding any statement in the Prospectus or in any press release United has filed herewith or incorporated herein by reference, we acknowledge that the safe harbor for forward-looking statements under Section 27A of the Securities Act and Section 21E of the Exchange Act and added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with this exchange offer."

        The section titled "Common Executive Officers and Directors" under the caption "Schedule 2 – Information Concerning Certain Relationships Among Us, Liberty and UGC Europe"

incorporated into the Schedule TO from page S-2-1 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Common Executive Officers and Directors

        "Certain of our executive officers and directors are also current or former executive officers or directors of UGC Europe and UPC whose relationships with UGC Europe or its subsidiaries require disclosure in the Prospectus under the rules and regulations of the SEC. These executive officers and directors include Gene W. Schneider, Michael T. Fries, Mark L. Schneider, Ellen P. Spangler, Tina M. Wildes, John Dick and John F. Riordan.

        "Gene Schneider serves as our Chairman of the Board and Chief Executive Officer, Chairman of the Board and Chief Executive Officer of UGC Europe, and served as Advisor to the Supervisory Board of UPC. Michael Fries is our President and Chief Operating Officer and serves on our board of directors. Mr. Fries is also President and Chief Operating Officer of UGC Europe, serves on UGC Europe's board of directors, and also served on UPC's Supervisory Board. Mark Schneider is a member of our board of directors. He also serves on the board of directors of UGC Europe and as Chief Executive Officer of chello Media, and served as the Chairman of UPC's Board of Management from April 1997 until September 2001. Ellen Spangler is a Senior Vice President and our Secretary, serves as a director and a Senior Vice President and Secretary of UGC Europe and served as a member of the Supervisory Board of UPC. Tina Wildes is a member of our board of directors, serves as President and a director of UGC Europe, and served as a member of the Supervisory Board of UPC. John Riordan currently serves as the Chief Executive Officer of UPC Broadband and a director of UGC Europe, and formerly served on our board of directors. Mr. Riordan also served on UPC's Board of Management, and as President and Chief Executive Officer of UPC. For a more complete description of the business and backgrounds of these and other executive officers and directors of us and certain other affiliates, see 'Schedule 1 – Information Concerning Directors and Executive Officers."'

        The second paragraph of the section "Transactions with Liberty—Liberty Purchase of Shares of Our Class B Stock From Founding Stockholders" beginning with "Upon closing of the share exchange agreement" incorporated into the Schedule TO from page S-2-1 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Upon closing of the share exchange agreement, the current standstill agreement between Liberty and us will be terminated, other than certain preemptive right provisions which have been modified by the preemptive right waiver agreement between Liberty and us and which survive termination of the remaining provisions of the standstill agreement. The current standstill agreement restricts the additional amount of our stock that Liberty can acquire and restricts the way Liberty can vote our stock. As a condition to the closing of this exchange, Liberty has agreed to enter into a new standstill agreement with us that will generally limit Liberty's ownership of our common stock to 90% or less, unless Liberty makes an offer or effects another transaction to acquire all of our common stock. Except in the case of a short-form merger in which our stockholders are entitled to statutory appraisal rights, such offer or transaction must be at a price at or above a fair value of our shares determined through an appraisal process if a majority of our independent directors has voted against such transaction or voted to recommend against approval of such transaction. Our board of directors has not yet approved the terms of this new standstill agreement.

        "Noncompetition and Nonsolicitation Agreements.    Liberty has agreed that, in connection with the closing of the transactions contemplated by the share exchange agreement, it will offer shares of its Series A common stock to Michael Fries, Mark Schneider, Ellen Spangler and Tina Wildes, in exchange for their agreement to sign a noncompetition and nonsolicitation agreement. Under this arrangement, Mr. Fries and Mr. Schneider will each be offered 228,750 shares, Ms. Spangler will be offered 134,935 shares, and Ms. Wildes will be offered 134,934 shares of Liberty Series A common stock. Pursuant to the noncompetition and nonsolicitation agreements, the executives will agree that while they are employed by us and for two years thereafter (but not longer than five years from the date of the noncompetition and nonsolicitation agreement), they will not participate in the business of providing broadband communications services in competition with Liberty or its subsidiaries outside the United States or solicit, interfere with, or try to entice away from Liberty or its subsidiaries any of their suppliers, customers or employees. If any executive breaches the agreement, he or she could be obligated to return some or all of the shares of Liberty Class A common stock received when the agreement is signed.

        "In addition, Liberty acknowledged that, in connection with the closing of the transactions contemplated by the share exchange agreement, we propose to enter into a five-year employment agreement with Gene Schneider and Liberty has agreed that, subject to the approval of the proposed employment agreement by the compensation committee and audit committee of our board of directors and subject to the consummation of the transactions contemplated by the share exchange agreement, Liberty will use reasonable efforts, in its capacity as a stockholder, to cause us to comply with such employment agreement with Gene Schneider. Pursuant to the proposed employment agreement, Mr. Schneider would continue to serve as the non-executive chairman of our board of directors for so long as requested by the board, and would be subject to a five-year non-competition obligation (regardless of when his employment under the agreement is terminated). In exchange, Mr. Schneider would receive an annual base salary of not less than his current base salary, would be eligible to participate in all welfare benefit plans or programs covering our senior executives generally, and would be entitled to receive certain additional fringe benefits with an aggregate value of not more than $50,000 per year."

        The paragraph titled "Liberty Merger Transaction Loans" incorporated into the Schedule TO from page S-2-1 of the Prospectus is hereby deleted and replaced in its entirety by the following:

        "Liberty Merger Transaction Loans.    In January 2002 we closed a transaction with Liberty pursuant to which Liberty acquired a majority economic interest in us. We refer to this transaction as the 'Liberty merger transaction.' When Old UGC, Inc. issued shares of its Series E preferred stock in connection with the Liberty merger transaction, each of Curtis Rochelle, Albert M. Carollo, Gene W. Schneider and Mark L. Schneider delivered full-recourse promissory notes to Old UGC in the amount of $748,500 in partial payment of their subscriptions for the Series E preferred stock. The loans evidenced by these promissory notes bear interest at 6.5% per annum and are due and payable on demand on or after January 30, 2003, or on January 30, 2007 if no demand has by then been made. As of September 30, 2003, the aggregate outstanding balance of all these loans, including accrued interest, was $3,323,215. On May 14, 2002, these stockholders exchanged their shares in Old UGC for shares in us, giving us 100% control of Old UGC. Notwithstanding the exchange, the foregoing loans remain outstanding."

        Item 11(a)(4) is hereby deleted and replaced in its entirety by the following:

"(a)(4)	Margin Requirements. Not applicable."

        Item 11(a)(5) is hereby amended and supplemented to add the following:

        "On November 12, 2003, we and the plaintiff, through our respective counsel, entered into a Memorandum of Understanding approving the terms of the revised offer and the disclosure concerning the revised offer and agreeing to settle the litigation, subject to entering into final settlement documents, consummation of the exchange offer and court approval of the settlement."

Item 12. Exhibits.

        The following are attached as exhibits to this Amendment:

Exhibit Number	Exhibit Description
(a)(9)	Press release issued by United on November 12, 2003 (incorporated by reference from United's current report on Form 8-K dated November 12, 2003).
(d)(5)	Letter agreement dated as of November 12, 2003 between United and Liberty (incorporated by reference from United's current report on Form 8-K dated November 12, 2003).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

EUROPE ACQUISITION, INC.
By:	/s/ FREDERICK G. WESTERMAN III
Name:	Frederick G. Westerman III
Title:	Vice President and Treasurer

Date: November 13, 2003

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(9)	Press release issued by United on November 12, 2003 (incorporated by reference from United's current report on Form 8-K dated November 12, 2003).
(d)(5)	Letter agreement dated as of November 12, 2003 between United and Liberty (incorporated by reference from United's current report on Form 8-K dated November 12, 2003).

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  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX